

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Gang Lai
Chief Executive Officer
Universe Pharmaceuticals Inc.
265 Jingjiu Avenue
Jinggangshan Economic and Technological Development Zone
Ji'an, Jiangxi, China 343100

> **Re: Universe Pharmaceuticals Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 17, 2020**
> **File No. 333-248067**

Dear Mr. Lai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed November 17, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 64

1. We understand that contrary to the 90 day payment terms referenced on page 62, approximately $1.2 million of your $4.9 million 3/31/20 receivable balance has not been collected and your allowance covers less than 50% of the uncollected amount. Please revise your disclosure to state whether any single customer accounts for a significant portion of the uncollected balance. If so, please disclose the customer-specific factors you considered in concluding that the amount owed is collectible. In this regard, we note the disclosure on page F-45 that 20.1% of your receivables are due from a single customer.

<u>Financial Statements, page F-1</u>

2.   Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li, Esq.